UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GASTAR EXPLORATION INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36729W202

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36729W202

1.	Names of Reporting Persons AF V Energy I AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,623,125 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 45,623,125 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,623,125 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons ACOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,285,767 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,285,767 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,285,767 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,285,767 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,285,767 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,285,767 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,285,767 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,285,767 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,285,767 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,285,767 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,285,767 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,285,767 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,285,767 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,285,767 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,285,767 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,285,767 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,285,767 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,285,767 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,285,767 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,285,767 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,285,767 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,285,767 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,285,767 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,285,767 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 3 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on March 8, 2017, Amendment No. 1 filed by the Reporting Persons on March 23, 2017, and Amendment No. 2 filed by the Reporting Persons on May 4, 2017 (as amended, the “Original Schedule 13D”, and together with this Amendment No. 3, the “Schedule 13D”).  Terms defined in the Original Schedule 13D are used herein as so defined.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

Between May 18, 2017 and May 23, 2017, the Purchasers purchased an aggregate of 1,847,262 shares of Common Stock in the open market for an aggregate purchase price of approximately $2,178,742.07, including brokerage commissions. The purchase of such shares of Common Stock in the open market was financed with cash on hand from contributions of partners of the Purchasers. Below is a table identifying each purchase made during that period:

Date of Transaction	Ares Investment Vehicle	Shares Purchased	Price per Share(*)	Aggregate Purchase Price
May 18, 2017	AF V Energy I AIV A1 L.P.	20,340	$1.1117	$22,611.98
May 18, 2017	AF V Energy I AIV A2 L.P.	20,157	$1.1117	$22,408.54
May 18, 2017	AF V Energy I AIV A3 L.P.	20,181	$1.1117	$22,435.22
May 18, 2017	AF V Energy I AIV A4 L.P.	20,288	$1.1117	$22,554.17
May 18, 2017	AF V Energy I AIV A5 L.P.	20,392	$1.1117	$22,669.79
May 18, 2017	AF V Energy I AIV A6 L.P.	20,264	$1.1117	$22,527.49
May 18, 2017	AF V Energy I AIV A7 L.P.	19,818	$1.1117	$22,031.82
May 18, 2017	AF V Energy I AIV A8 L.P.	20,079	$1.1117	$22,321.82
May 18, 2017	AF V Energy I AIV A9 L.P.	20,340	$1.1117	$22,611.98
May 18, 2017	AF V Energy I AIV A10 L.P.	20,340	$1.1117	$22,611.98
May 18, 2017	AF V Energy I AIV A11 L.P.	20,079	$1.1117	$22,321.82
May 18, 2017	AF V Energy I AIV A12 L.P.	19,818	$1.1117	$22,031.67
May 18, 2017	AF V Energy I AIV A13 L.P.	23,886	$1.1117	$26,554.07
May 18, 2017	AF V Energy I AIV B1 L.P.	143,422	$1.1117	$159,442.24
May 19, 2017	AF V Energy I AIV A1 L.P.	20,340	$1.1644	$23,683.90
May 19, 2017	AF V Energy I AIV A2 L.P.	20,157	$1.1644	$23,470.81
May 19, 2017	AF V Energy I AIV A3 L.P.	20,181	$1.1644	$23,498.76
May 19, 2017	AF V Energy I AIV A4 L.P.	20,288	$1.1644	$23,623.35

May 19, 2017	AF V Energy I AIV A5 L.P.	20,392	$1.1644	$23,744.44
May 19, 2017	AF V Energy I AIV A6 L.P.	20,264	$1.1644	$23,595.40
May 19, 2017	AF V Energy I AIV A7 L.P.	19,818	$1.1644	$23,076.08
May 19, 2017	AF V Energy I AIV A8 L.P.	20,079	$1.1644	$23,379.99
May 19, 2017	AF V Energy I AIV A9 L.P.	20,340	$1.1644	$23,683.90
May 19, 2017	AF V Energy I AIV A10 L.P.	20,340	$1.1644	$23,683.90
May 19, 2017	AF V Energy I AIV A11 L.P.	20,079	$1.1644	$23,379.99
May 19, 2017	AF V Energy I AIV A12 L.P.	19,818	$1.1644	$23,076.08
May 19, 2017	AF V Energy I AIV A13 L.P.	23,886	$1.1644	$27,812.86
May 19, 2017	AF V Energy I AIV B1 L.P.	143,422	$1.1644	$167,000.58
May 22, 2017	AF V Energy I AIV A1 L.P.	25,548	$1.1959	$30,552.85
May 22, 2017	AF V Energy I AIV A2 L.P.	25,318	$1.1959	$30,277.80
May 22, 2017	AF V Energy I AIV A3 L.P.	25,348	$1.1959	$30,313.67
May 22, 2017	AF V Energy I AIV A4 L.P.	25,482	$1.1959	$30,473.92
May 22, 2017	AF V Energy I AIV A5 L.P.	25,613	$1.1959	$30,630.59
May 22, 2017	AF V Energy I AIV A6 L.P.	25,453	$1.1959	$30,439.24
May 22, 2017	AF V Energy I AIV A7 L.P.	24,892	$1.1959	$29,768.34
May 22, 2017	AF V Energy I AIV A8 L.P.	25,220	$1.1959	$30,160.60
May 22, 2017	AF V Energy I AIV A9 L.P.	25,548	$1.1959	$30,552.85
May 22, 2017	AF V Energy I AIV A10 L.P.	25,548	$1.1959	$30,552.85
May 22, 2017	AF V Energy I AIV A11 L.P.	25,220	$1.1959	$30,160.60
May 22, 2017	AF V Energy I AIV A12 L.P.	24,892	$1.1959	$29,768.34
May 22, 2017	AF V Energy I AIV A13 L.P.	30,002	$1.1959	$35,879.39
May 22, 2017	AF V Energy I AIV B1 L.P.	180,143	$1.1959	$215,433.01
May 23, 2017	AF V Energy I AIV A1 L.P.	25,548	$1.2289	$31,395.94
May 23, 2017	AF V Energy I AIV A2 L.P.	25,318	$1.2289	$31,113.29
May 23, 2017	AF V Energy I AIV A3 L.P.	25,348	$1.2289	$31,150.16
May 23, 2017	AF V Energy I AIV A4 L.P.	25,482	$1.2289	$31,314.83
May 23, 2017	AF V Energy I AIV A5 L.P.	25,613	$1.2289	$31,475.82
May 23, 2017	AF V Energy I AIV A6 L.P.	25,453	$1.2289	$31,279.19
May 23, 2017	AF V Energy I AIV A7 L.P.	24,892	$1.2289	$30,589.78
May 23, 2017	AF V Energy I AIV A8 L.P.	25,220	$1.2289	$30,992.86
May 23, 2017	AF V Energy I AIV A9 L.P.	25,548	$1.2289	$31,395.94
May 23, 2017	AF V Energy I AIV A10 L.P.	25,548	$1.2289	$31,395.94
May 23, 2017	AF V Energy I AIV A11 L.P.	25,220	$1.2289	$30,992.86
May 23, 2017	AF V Energy I AIV A12 L.P.	24,892	$1.2289	$30,589.78
May 23, 2017	AF V Energy I AIV A13 L.P.	30,002	$1.2289	$36,869.46
May 23, 2017	AF V Energy I AIV B1 L.P.	180,143	$1.2289	$221,377.73

*The price per share of Common Stock reported in the table above is a weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from: $1.07 to $1.14, inclusive (May 18, 2017), $1.13 to $1.19, inclusive (May 19, 2017), $1.14 to $1.24, inclusive (May 22, 2017), and $1.20 to $1.26, inclusive (May 23, 2017). The undersigned undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in the table above.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   Aggregate number and percentage of securities.

ACOF Investment Management LLC manages the following investment vehicles (the “Purchasers”) that, pursuant to the terms of the Securities Purchase Agreement, the Second Securities Purchase Agreement, upon the Requisite Stockholder Approval, and through open market purchases, acquired (i) an aggregate of 56,712,088 shares of Common Stock and (ii) Convertible Notes convertible into an aggregate of 73,520,769 shares of Common Stock, in the individual amounts below:

Ares Investment Vehicle	Common Stock	Convertible Note Shares
AF V Energy I AIV A1 L.P.	2,817,506	3,652,512
AF V Energy I AIV A2 L.P.	2,792,028	3,619,484
AF V Energy I AIV A3 L.P.	2,795,856	3,624,461
AF V Energy I AIV A4 L.P.	2,810,129	3,643,011
AF V Energy I AIV A5 L.P.	2,824,880	3,662,013
AF V Energy I AIV A6 L.P.	2,806,979	3,638,939
AF V Energy I AIV A7 L.P.	2,745,103	3,558,858
AF V Energy I AIV A8 L.P.	2,781,304	3,605,911
AF V Energy I AIV A9 L.P.	2,817,506	3,652,512
AF V Energy I AIV A10 L.P.	2,817,506	3,652,512
AF V Energy I AIV A11 L.P.	2,781,304	3,605,911
AF V Energy I AIV A12 L.P.	2,745,781	3,559,310
AF V Energy I AIV A13 L.P.	3,308,876	4,289,540
AF V Energy I AIV B1 L.P.	19,867,330	25,755,795
TOTAL:	56,712,088	73,520,769

The shares of Common Stock together with the shares of Common Stock issuable upon conversion of the Convertible Notes held by AF V Energy I AIV B1, L.P., represent approximately 19.2% of the shares of Common Stock outstanding after giving effect to the conversion of such Convertible Notes.  None of the other Purchasers hold shares of Common Stock and Convertible Notes representing 5.0% or more of the outstanding shares of Common Stock after giving effect to the conversion of such Convertible Notes.  Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock reported on the cover pages to this Schedule 13D for such Reporting Person.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that may be issued upon the conversion of the Convertible Notes, and reflects 52,910 shares held by Nathan Walton, which represents shares granted to Mr. Walton in his capacity as a director of the Issuer. Pursuant to the policies of the Reporting Persons, Mr. Walton holds these securities as a nominee on behalf of, and for the sole benefit of, the Reporting Persons and has assigned to Ares Management LLC all economic, pecuniary and voting rights in respect of such securities.  The ownership percentages reported in this Schedule 13D are based on an aggregate of 211,903,583 shares of Common Stock outstanding as of May 8, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2017.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that may be issued upon the conversion of the Convertible Notes, as described in Item 5(a) above, and reflects 52,910 shares held by Nathan Walton, which represents shares granted to Mr. Walton in his capacity as a director of the Issuer. Pursuant to the policies of the Reporting Persons, Mr. Walton holds these securities as a nominee on behalf of, and for the sole benefit of, the Reporting Persons and has assigned to Ares Management LLC all economic, pecuniary and voting rights in respect of such securities.

(c)          Transactions within the past 60 days.  Except for the information set forth in this Schedule 13D, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons.  Except as described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)          Date ceased to be a 5% owner. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 25, 2017

AF V ENERGY I AIV B1, L.P.

	By:	ACOF Investment Management LLC,
Its Manager

/s/ Naseem Sagati
		By:	Naseem Sagati
		Its:	Authorized Signatory

ACOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

	By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
		By:	Naseem Sagati
		Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of February 16, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 2

Amendment No. 1 to Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 10.2 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 3

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 4.3 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 5

Indenture, dated as of March 3, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 6

First Supplemental Indenture, dated as of March 21, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on March 22, 2017)

Exhibit 7

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 22, 2017).

Exhibit 8

Amendment to Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 21, 2017 (incorporated by reference to Exhibit 4.4 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 9

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 21, 2017 (incorporated by reference to Exhibit 3.1 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 99.1*	Joint Filing Agreement, dated as of March 7, 2017, by and among the Reporting Persons.

* Previously filed